EXHIBIT 21.1
LIST OF GLOBAL MED TECHNOLOGIES, INC.
SUBSIDIARIES
1.	PeopleMed.com, Inc., a Colorado corporation

2.	INLOG S.A.S, société par Actions simplifiée, a French corporation

3.	Inlog Deutschland GmbH, a German limited liability company

4.	Inlog Holdings France, S.A.S.